UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February, 2024

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated February 5, 2024, announcing the full redemption of the Company’s remaining 9.375% Senior Secured Notes Due 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2024
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Announces the Full Redemption of its Remaining 9.375% Senior Secured Notes Due 2025

LONDON, February 5, 2024 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company,” or the “Parent”), a leading global producer of silicon metal, silicon-based and manganese-based ferroalloys, announces today that its subsidiary issuers of the 9.375% Senior Secured Notes due 2025 (the “Notes”) have given notice of full redemption of such Notes at 102.34375% of the principal amount plus accrued interest. The issuers elect to redeem an aggregate principal amount of $147,623,624 of the Notes, the entire amount outstanding as of the redemption date, plus accrued and unpaid interest and call premium of $4,075,027, assuming the expected redemption date of February 16, 2024.

The Notes are being redeemed with cash on the balance sheet.

“The elimination of the Senior Secured Notes is a significant milestone for Ferroglobe,” said Beatriz Garcia-Cos, Ferroglobe’s Chief Financial Officer. “Since the end of 2022, we have reduced our adjusted gross debt by roughly $370 million to less than $100 million once this redemption is completed, highlighting our ability to generate strong free cash flow. Over the past couple of years, a primary focus has been strengthening our balance sheet. The reduction of our debt level and the redemption of these notes indicates success in this effort. The full redemption of the Notes enhances our financial flexibility, enabling the company to implement a capital return policy and provide more attractive avenues for debt financing in the future. The repurchases and redemption of these notes, which began in 2023, saves us approximately $32 million in annual interest expense compared to 2022.”

About Ferroglobe

Ferroglobe is a leading global producer of silicon metal, silicon-based and manganese-based ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit https://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Alex Rotonen, CFA

Vice President, Investor Relations

Email: investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director, Communications & Public Affairs

Email: corporate.comms@ferroglobe.com